EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation:

We consent to the use of our reports dated February 28, 2011 with respect to the consolidated balance sheets of Markel Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification 320-10-65 related to the recognition and presentation of other-than-temporary impairment of investments on April 1, 2009.

/s/ KPMG LLP

Richmond, Virginia
December 16, 2011